REGISTRATION NO. 333-173219

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No.1
To
FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

USA TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

Pennsylvania
(State or other jurisdiction of incorporation or organization)

7359
(Primary Standard Industrial Classification Code Number)

23-2679963
(I.R.S. Employer Identification Number)

100 Deerfield Lane, Suite 140
Malvern, Pennsylvania 19355
(610) 989-0340
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

George R. Jensen, Jr.
Chief Executive Officer
USA Technologies, Inc.
100 Deerfield Lane, Suite 140
Malvern, Pennsylvania 19355
(610) 989-0340
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:
Douglas M. Lurio, Esquire
Lurio & Associates, P. C.
One Commerce Square
2005 Market Street, Suite 3320
Philadelphia, PA 19103-7015
(215) 665-9300

(Approximate date of proposed sale to the public)
From time to time after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer”, “accelerated filer”, and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☑

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be Registered	Amount to be Registered		Proposed Maximum Offering Price Per Unit		Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common Stock, no par value	9,464,000 shares	(1)	$2.45	(2)	$23,186,800	$2,692.00

TOTAL	9,464,000 shares				$23,186,800	$2,692.00	(3)

(1) Represents (i) 5,200,000 shares issued by us to the selling shareholders pursuant to a Securities Purchase Agreement (“Purchase Agreement”) dated March 14, 2011, (ii) up to 3,900,000 shares issuable by us upon the exercise of five-year warrants, which were issued pursuant to the Purchase Agreement, and (iii) up to 364,000 shares issuable by us upon the exercise of five-year warrants, which were issued as placement agent fee pursuant to the Engagement Agreement (“Engagement Agreement”) dated March 14, 2011 with Chardan Capital Markets, LLC. All of the foregoing warrants are exercisable at any time after September 18, 2011 and before September 18, 2016.

(2) Pursuant to Rule 457c, the registration fee has been calculated at the average of the high and low prices reported in the consolidated reporting system as of a specified date within 5 days prior to the date of the filing of the registration statement.

(3)  The filing fee of $2,692.00 was paid at the time of filing of this registration statement on March 31, 2011.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED APRIL 27, 2011

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

USA TECHNOLOGIES, INC.

9,464,000 shares of Common Stock

THE OFFERING

The resale by our selling shareholders of up to 9,464,000 shares of common stock in The NASDAQ Global Market at the prevailing market price or in negotiated transactions. We are registering 9,100,000 of these shares as required by the terms of the Registration Rights Agreement between certain of the selling shareholders and us, and 364,000 of these shares as required by the terms of the Engagement Agreement between us and another selling shareholder. Such registration does not mean that any of the selling shareholders will actually offer or sell any of these shares. We will receive no proceeds from the sale of the shares by the selling shareholders. We will receive proceeds from the sale of shares issuable by us upon the exercise of warrants by the selling shareholders. Of the shares covered by this prospectus, 4,264,000 are shares underlying warrants issued by us. These warrants may be exercised at $2.6058 per share at any time after September 18, 2011 and before September 18, 2016.

Our common stock is registered under Section 12(g) of the Securities Exchange Act of 1934 and is currently quoted on The NASDAQ Global Market under the symbol “USAT.” On April 26, 2011, the last reported sale price of our common stock was $3.20 per share.

INVESTING IN THE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. Please refer to “Risk Factors” beginning on page 8 for a discussion of these risks.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is April __, 2011.

PROSPECTUS SUMMARY

Our Company

USA Technologies, Inc. was incorporated in the Commonwealth of Pennsylvania in January 1992. The Company offers a suite of networked devices and associated wireless non-cash payment, control/access management, remote monitoring and data reporting services. As a result of the acquisition of the assets of Bayview Technology Group, LLC in July 2003, our Company also manufactures and sells energy management products which reduce the power consumption of various equipment, such as refrigerated vending machines and glass front coolers, thus reducing the energy costs associated with operating this equipment.

As of December 31, 2010, the Company had approximately 109,000 connections to its USA Live Network covering distributed assets such as vending machines, kiosks, photocopiers, personal computers, and laundry equipment connected to its USALive® network. As of December 31, 2010, the Company billed service fees for approximately 90,000 of its connections. The Company counts its ePort connections upon shipment of an active terminal to a customer under contract, at which time activation on its network is performed by the Company, and the terminal is capable of conducting business via the Company’s network and related services. During the quarter ended December 31, 2010, the Company processed approximately 15.9 million transactions totaling approximately $26.2 million.

Our Business

We design and market systems and solutions that facilitate electronic payment options for distributed assets such as vending machines, kiosks, personal computers, photocopiers, and laundry equipment. Historically, these distributed assets have relied on cash for payment in the form of coins or bills, whereas, our systems allow them to accept card-based payments such as through the use of a credit card. Our solutions are able to process credit, debit, and contactless/radio frequency identification (“RFID”) devices. Our proprietary POS solutions were some of the first to enable electronic micro-payments at unattended POS locations. Our systems also remotely monitor, control and report on the results of distributed assets. Our solutions consist of POS electronic payment devices, proprietary operating systems, certified payment software, and advanced reporting and communication capabilities.

Our company also offers energy conservation products that reduce the electrical power consumption of various types of existing equipment, such as vending machines, glass front coolers and other “always-on” appliances by allowing the equipment to selectively operate in a power saving mode when the full power mode is not necessary.

Our Market

We operate in the electronic payments industry and more specifically unattended POS markets that have traditionally relied on cash transactions. Our customers fall into the following categories:

•	large vending machine owners and/or operators;
•	business center operators, including hotels and audio visual companies;
•	commercial laundry operators servicing colleges, universities, and multi-family housing;
•	brand marketers wishing to provide their products or services via kiosks or vending machines; and
•
equipment manufacturers that desire to incorporate cashless payments, remote monitoring and reporting and control into their products, including consumer electronics, appliances, building control systems, factory equipment and computer peripherals.

Customers for our energy management products also include energy utility companies and operators of glass front coolers.

Corporate Information

Our principal executive offices are located at 100 Deerfield Lane, Suite 140, Malvern, Pennsylvania 19355. Our telephone number is (610) 989-0340. Our web site is www.usatech.com. Information on our website is not incorporated in this prospectus and is not a part of this prospectus.

ABOUT OUR OFFERING

Our selling shareholders are, as of the date of this prospectus:

•	the holders of 5,200,000 shares;

•	the holders of unexercised warrants (“Warrants”) which, if exercised, would represent 4,264,000 shares;

Based upon the 31,224,008 shares of common stock outstanding as of March 17, 2011, and assuming all of the Warrants are exercised for an aggregate of 4,264,000 shares, we would have 35,488,008 shares outstanding.

The Warrants are exercisable at $2.6058 per share. Assuming that all of the Warrants are exercised, we would receive an aggregate of $11,111,131.

The shares covered by this prospectus would be offered by our selling shareholders at the market price at the time of resale. Our selling shareholders may also sell their shares to other investors in transactions not on the open market. There is no requirement that our selling shareholders sell their shares pursuant to this prospectus.

We will not receive any of the proceeds raised by the offering. We would receive proceeds from the exercise of the Warrants referred to above.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding, among other things, the anticipated financial and operating results of our company. For this purpose, forward-looking statements are any statements contained herein and in the documents incorporated by reference herein that are not statements of historical fact and include, but are not limited to, those preceded by or that include the words, “estimate,” “could,” “should,” “would,” “likely,” “may,” “will,” “plan,” “intend,” “believes,” “expects,” “anticipates,” “projected,” or similar expressions. Those statements are subject to known and unknown risks, uncertainties and other factors that could cause the actual results to differ materially from those contemplated by the statements. The forward looking information is based on various factors and was derived using numerous assumptions. Important factors that could cause our company’s actual results to differ materially from those projected, include, for example:

•	general economic, market or business conditions;

•	our ability to generate sufficient sales to generate operating profits, or to sell products at a profit;

•	our ability to raise funds in the future through sales of securities;

•	our ability to obtain commercial acceptance of our products and services;

•	our ability to compete with our competitors to obtain market share;

•	whether our Company’s customers purchase ePort devices or our other products in the future at levels currently anticipated by our Company;

•	whether the Company’s customers continue to operate or commence operating ePorts received under the Jump Start Program or otherwise at levels currently anticipated by the Company;

•	the ability of our company to obtain sufficient funds through operations or otherwise to repay its debt obligations, or to fund development and marketing of its products;

•	the ability of the Company to maintain its reduced cash-based SG&A expenses during the remainder of the 2011 fiscal year;

•	the ability of our company to satisfy its trade obligations included in accounts payable and accrued liabilities;

•
the ability of our company to predict or estimate its future quarterly or annual revenues and expenses given the developing and unpredictable market for its products and the lack of established revenues;

•	the ability of our company to retain key customers from whom a significant portion of its revenues is derived;

•	the ability of a key customer to reduce or delay purchasing products from our company; and

•
as a result of the slowdown in the economy and/or the tightening of the capital and credit markets, our customers may modify, delay or cancel plans to purchase our products or services, and suppliers may increase their prices, reduce their output or change their terms of sale.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. We caution investors that actual results or business conditions may differ materially from those projected or suggested in forward-looking statements as a result of various factors including, but not limited to, those described above and in the “Risk Factors” section of this prospectus and the documents incorporated herein by reference. We cannot assure you that we have identified all the factors that create uncertainties. Moreover, new risks emerge from time to time and it is not possible for our management to predict all risks, nor can we assess the impact of all risks on our business or the extent to which any risk, or combination of risks, may cause actual results to differ from those contained in any forward-looking statements. Readers should not place undue reliance on forward-looking statements.

Any forward-looking statement made by us in this prospectus or in the documents incorporated by reference herein speaks only as of the date of such document. Unless required by law, we undertake no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this prospectus or to reflect the occurrence of unanticipated events.

RISK FACTORS

RISKS RELATING TO OUR BUSINESS

We have a history of losses since inception and if we continue to incur losses the price of our shares can be expected to fall.

We have experienced losses since inception. We expect to continue to incur losses for the foreseeable future as we expend substantial resources on sales, marketing, and research and development of our products. From our inception through December 31, 2010, our cumulative losses from operations are approximately $189.5 million. For our fiscal years ended June 30, 2010, 2009 and 2008, we have incurred net losses of $11,571,495, $13,731,818 and $16,417,893, respectively. Our revenues have not been sufficient to sustain our operations. If we continue to incur losses, the price of our common stock can be expected to fall. No assurances can be given that we will ever be profitable.

We may require additional financing to sustain our operations and without it we may not be able to continue operations.

At December 31, 2010, we had working capital of $1,774,434. We had an operating cash flow deficit of $12,347,182, $8,477,680, $13,594,054 and $2,168,294 for the years ended June 30, 2010, June 30, 2009, June 30, 2008, and six months ended December 31, 2010, respectively. Based upon past business operations, we do not currently have sufficient financial resources to fund our operations. Therefore, we anticipate the need for additional funds to continue these operations. Should the financing we require to sustain our working capital needs be unavailable or prohibitively expensive when we require it, the consequences could be a material adverse effect on our business, operating results, financial condition and prospects.

Our existence is dependent on our ability to raise capital that may not be available.

There can be no assurance that our business will prove financially profitable or generate sufficient revenues to cover our expenses. From inception, we have generated funds primarily through the sale of securities. Although we believe that we have adequate existing resources to provide for our funding requirements through at least July 1, 2011, there can be no assurances that we will be able to continue to generate sufficient funds thereafter. We expect to raise funds in the future through sales of our debt or equity securities until such time, if ever, as we are able to operate profitably. Subsequent to July 1, 2011, our inability to obtain needed funding can be expected to have a material adverse effect on our operations and our ability to achieve profitability. If we fail to generate increased revenues or fail to sell additional securities, you may lose all or a substantial portion of your investment.

Our products may fail to gain widespread market acceptance. As a result, we may not generate sufficient revenues or profit margins to become successful.

There can be no assurances that demand for our products will be sufficient to enable us to generate sufficient revenue or become profitable. Likewise, no assurance can be given that we will be able to install the e-Ports® at enough locations or sell equipment utilizing our network or our energy management products to enough locations to achieve significant revenues or that our operations can be conducted profitably. Alternatively, the locations which would utilize the network may not be successful locations and our revenues would be adversely affected. We may in the future lose locations utilizing our products to competitors, or may not be able to install our products at competitors’ locations, or may not obtain future locations which would be obtained by our competitors. In addition, there can be no assurance that our products could evolve or be improved to meet the future needs of the marketplace.

We may be required to incur further debt to meet future capital requirements of our business. Should we be required to incur additional debt, the restrictions imposed by the terms of such debt could adversely affect our financial condition and our ability to respond to changes in our business.

If we incur additional debt, we may be subject to the following risks:

•	our vulnerability to adverse economic conditions and competitive pressures may be heightened;
•	our flexibility in planning for, or reacting to, changes in our business and industry may be limited;

•	our debt covenants may affect our flexibility in planning for, and reacting to, changes in the economy and in our industry;
•
a high level of debt may place us at a competitive disadvantage compared to our competitors that are less leveraged and therefore, may be able to take advantage of opportunities that our indebtedness would prevent us from pursuing;

•	the covenants contained in the agreements governing our outstanding indebtedness may limit our ability to borrow additional funds, dispose of assets, pay dividends and make certain investments;
•	a significant portion of our cash flows could be used to service our indebtedness;
•	we may be sensitive to fluctuations in interest rates if any of our debt obligations are subject to variable interest rates; and
•	our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired.

We cannot assure you that our leverage and such restrictions will not materially and adversely affect our ability to finance our future operations or capital needs or to engage in other business activities. In addition, we cannot assure you that additional financing will be available when required or, if available, will be on terms satisfactory to us.

Current conditions in the global financial markets and the distressed economy may materially adversely affect our business, results of operations and ability to raise capital.

Our business and results of operations may be materially adversely affected by conditions in the financial markets and the economy generally. The stress being experienced by global financial markets that began in late 2007 continued and substantially increased during 2008 and 2009, and continued into 2010. The availability and cost of credit has been materially affected. These factors, combined declining business and consumer confidence and the risks of increased or continued unemployment, have precipitated an economic slowdown and ongoing recession. These events and the continuing market upheavals may have an adverse effect on us, our suppliers and our customers. The demand for our products could be adversely affected in an economic downturn and our revenues may decline under such circumstances.

We rely on the credit and equity markets for funding our business by issuing debt and equity securities. We may find it difficult, or we may not be able, to access the credit or equity markets, or we may experience higher funding costs as a result of the current adverse market conditions. Continued instability in these markets may limit our ability to access the capital we may require to fund and grow our business.

The loss of one or more of our key customers could significantly reduce our revenues and profits.

We have derived, and believe we may continue to derive, a significant portion of our revenues from a limited number of large customers. Approximately 52% and 32% of our company’s accounts and finance receivables at June 30, 2010 and 2009, respectively, were concentrated with two (28% with one customer and 24% with another customer) and one customer(s), respectively. Approximately 11%, 11% and 61% of our company’s equipment sale revenues for the years ended June 30, 2010, 2009 and 2008, respectively, were concentrated with one, one, and two (34% with one customer and 27% with another) customer(s), respectively. Approximately 52%, 44% and 44% of our company’s license and transaction processing revenues for the years ended June 30, 2010, 2009 and 2008, respectively, were concentrated with two (35% with one and 17% with another), one and two (27% with one and 17% with another) customer(s), respectively. Our company’s customers are principally located in the United States. Our customers may buy less of our products or services depending on their own technological developments, end-user demand for our products and internal budget cycles. A major customer in one year may not purchase any of our products or services in another year, which may negatively affect our financial performance. If any of our large customers significantly reduce or delay purchases from us or if we are required to sell products to them at reduced prices or unfavorable terms, our results of operations and revenue could be materially adversely affected.

We depend on our key personnel and if they would leave us, our business could be adversely affected.

We are dependent on key management personnel, particularly the Chairman and Chief Executive Officer, George R. Jensen, Jr. The loss of services of Mr. Jensen or other executive officers would dramatically affect our business prospects. Certain of our employees are particularly valuable to us because:

·	they have specialized knowledge about our company and operations;
·	they have specialized skills that are important to our operations; or
·	they would be particularly difficult to replace.

We have entered into an employment agreement with Mr. Jensen that expires on September 30, 2012. We have also entered into employment agreements with other executive officers, each of which contain confidentiality and non-compete agreements. We have obtained a key man life insurance policy in the amount of $1,000,000 on Mr. Jensen and a key man life insurance policy in the amount of $1,000,000 on our President, Stephen P. Herbert. We do not have and do not intend to obtain key man life insurance coverage on any of our other executive officers. As a result, we are exposed to the costs associated with the death of these key employees.

We also may be unable to retain other existing senior management, sales personnel and development and engineering personnel critical to our ability to execute our business plan, which could result in harm to key customer relationships, loss of key information, expertise or know-how and unanticipated recruitment and training costs.

Our dependence on proprietary technology and limited ability to protect our intellectual property may adversely affect our ability to compete.

Challenge to our ownership of our intellectual property could materially damage our business prospects. Our technology may infringe upon the proprietary rights of others. Our ability to execute our business plan is dependent, in part, on our ability to obtain patent protection for our proprietary products, maintain trade secret protection and operate without infringing the proprietary rights of others.

Through December 31, 2010, we have 13 pending patent applications, and intend to file applications for additional patents covering our future products, although there can be no assurance that we will do so. In addition, there can be no assurance that we will maintain or prosecute these applications. The United States Government and other countries have granted us 79 patents as of December 31, 2010. There can be no assurance that:

•	any of the remaining patent applications will be granted to us;
•	we will develop additional products that are patentable or do not infringe the patents of others;
•	any patents issued to us will provide us with any competitive advantages or adequate protection for our products;
•	any patents issued to us will not be challenged, invalidated or circumvented by others; or
•	any of our products would not infringe the patents of others.

If any of the products are found to have infringed any patent, there can be no assurance that we will be able to obtain licenses to continue to manufacture and license such product or that we will not have to pay damages as a result of such infringement. Even if a patent application is granted for any of our products, there can be no assurance that the patented technology will be a commercial success or result in any profits to us.

If we are unable to adequately protect our proprietary technology, third parties may be able to compete more effectively against us, which could result in the loss of customers and our business being adversely affected. Patent and proprietary rights litigation entails substantial legal and other costs, and diverts company resources as well as the attention of our management. There can be no assurance we will have the necessary financial resources to appropriately defend or prosecute our rights in connection with any such litigation.

Competition from others could prevent our company from increasing revenue and achieving profitability.

Competition from other companies, including those that are well established and have substantially greater resources may reduce our profitability or reduce our business opportunities. Many of our competitors have established reputations for success in the development, sale and service of high quality products. We face competition from the following groups:

•
companies offering automated, credit card activated control systems in connection with facsimile machines, personal computers, debit card purchase/revalue stations, and use of the Internet and e-mail which directly compete with our products;

•
companies which have developed unattended, credit card activated control systems currently used in connection with public telephones, prepaid telephone cards, gasoline dispensing machines, or vending machines and are capable of developing control systems in direct competition with our company;

•
businesses which provide access to the Internet and personal computers to hotel guests. Although these services are not credit card activated, such services would compete with our company’s Business Express®; and

•	two direct competitors, Elstat Electronics Ltd. And Automatic Retailing Ltd., in the energy management industry.

In addition, it is also possible that a company not currently engaged in any of the businesses described above could develop services and products that compete with our services and products. Competition may result in lower profit margins on our products or may reduce potential profits or result in a loss of some or all of our customer base. To the extent that our competitors are able to offer more attractive technology, our ability to compete could be adversely affected. The National Automatic Merchandising Association (“NAMA”), an association serving the vending, coffee service and foodservice management industries, has announced a cashless vending program for their members which the Company believes would offer the products and services of one or more of the Company’s current competitors.

The termination of any of our relationships with third parties upon whom we rely for supplies and services that are critical to our products could adversely affect our business and delay achievement of our business plan.

We depend on arrangements with third parties for a variety of component parts used in our products. We have contracted with various suppliers to assist us to develop and manufacture our e-Port® products and with various suppliers to manufacture our Energy Miser® products. For other components, we do not have supply contracts with any of our third-party suppliers and we purchase components as needed from time to time. We have contracted with DBSi to host our network in a secure, 24/7 environment to ensure the reliability of our network services. We also have contracted with multiple land-based telecommunications providers to ensure the reliability of our land-based network. If these business relationships are terminated, the implementation of our business plan may be delayed until an alternative supplier or service provider can be retained. If we are unable to find another source or one that is comparable, the content and quality of our products could suffer and our business, operating results and financial condition could be harmed.

A disruption in the manufacturing capabilities of our third-party manufacturers, suppliers or distributors would negatively impact our ability to meet customer requirements.

We depend upon third-party manufacturers, suppliers and distributors to deliver components free from defects, competitive in functionality and cost, and in compliance with our specifications and delivery schedules. Since we generally do not maintain large inventories of our products or components, any termination of, or significant disruption in, our manufacturing capability or our relationship with our third-party manufacturers or suppliers may prevent us from filling customer orders in a timely manner.

We have occasionally experienced, and may in the future experience, delays in delivery of products and delivery of products of inferior quality from third-party manufacturers. Although alternate manufacturers and suppliers are generally available to produce our products and product components, the number of manufacturers or suppliers of some of our products and components is limited, and a qualified replacement manufacturer or supplier could take several months. In addition, our use of third-party manufacturers reduces our direct control over product quality, manufacturing timing, yields and costs. Disruption of the manufacture or supply of our products and components, or a third-party manufacturer’s or supplier’s failure to remain competitive in functionality, quality or price, could delay or interrupt our ability to manufacture or deliver our products to customers on a timely basis, which would have a material adverse effect on our business and financial performance.

Our reliance on our wireless telecommunication service provider exposes us to a number of risks over which we have no control, including risks with respect to increased prices and termination of essential services.

The operation of our wirelessly networked devices depends upon the capacity, reliability and security of services provided to us by our wireless telecommunication services provider, AT&T Mobility. We have no control over the operation, quality or maintenance of these services or whether the vendor will improve its services or continue to provide services that are essential to our business. In addition, our wireless telecommunication services provider may increase its prices at which it provides services, which would increase our costs. If our wireless telecommunication services provider were to cease to provide essential services or to significantly increase its prices, we could be required to find alternative vendors for these services. With a limited number of vendors, we could experience significant delays in obtaining new or replacement services, which could lead to slowdowns or failures of our network. In addition, we may have to replace our existing e-Port® devices that are already installed in the marketplace. This could significantly harm our reputation and could cause us to lose customers and revenues.

Our products may contain defects that may be difficult or even impossible to correct, which could result in lost sales, additional costs and customer erosion.

We offer technically complex products which, when first introduced or released in new versions, may contain software or hardware defects that are difficult to detect and correct. The existence of defects and delays in correcting them could result in negative consequences, including the following:

•	delays in shipping products;

•	cancellation of orders;
•	additional warranty expense;
•	delays in the collection of receivables;
•	product returns;
•	the loss of market acceptance of our products;
•	diversion of research and development resources from new product development; and
•	inventory write-downs.

Even though we test all of our products, defects may continue to be identified after products are shipped. In past periods, we have experienced various issues in connection with product launches, including the need to rework certain products and stabilize product designs. Correcting defects can be a time-consuming and difficult task. Software errors may take several months to correct, and hardware errors may take even longer.

We may accumulate excess or obsolete inventory that could result in unanticipated price reductions and write downs and adversely affect our financial results.

Managing the proper inventory levels for components and finished products is challenging. In formulating our product offerings, we have focused our efforts on providing our customers products with greater capability and functionality, which requires us to develop and incorporate the most current technologies in our products. This approach tends to increase the risk of obsolescence for products and components we hold in inventory and may compound the difficulties posed by other factors that affect our inventory levels, including the following:

•	the need to maintain significant inventory of components that are in limited supply;
•	buying components in bulk for the best pricing;
•	responding to the unpredictable demand for products;
•	responding to customer requests for short lead-time delivery schedules;
•	failure of customers to take delivery of ordered products; and
•	product returns.

If we accumulate excess or obsolete inventory, price reductions and inventory write-downs may result, which could adversely affect our results of operation and financial condition.

We may not be able to adapt to changing technology and our customers’ technology needs.

We face rapidly changing technology and frequent new service offerings by competitors that can render existing services obsolete or unmarketable. Our future depends, in part, on our ability to enhance existing services and to develop, introduce and market, on a timely and cost effective basis, new services that keep pace with technological developments and customer requirements. Developing new products and technologies is a complex, uncertain process requiring innovation and accurate anticipation of technological and market trends. When changes to the product line are announced, we will be challenged to manage possible shortened life cycles for existing products, continue to sell existing products and prevent customers from returning existing products. Our inability to respond effectively to any of these challenges may have a material adverse effect on our business and financial success.

Security is vital to our customers and therefore breaches in the security of transactions involving our products or services could adversely affect our reputation and results of operations.

Protection against fraud is of key importance to purchasers and end-users of our products. We incorporate security features, such as encryption software and secure hardware, into our products to protect against fraud in electronic payment transactions and to ensure the privacy and integrity of consumer data. Our products may be vulnerable to breaches in security due to defects in the security mechanisms, the operating system and applications or the hardware platform. Security vulnerabilities could jeopardize the security of information transmitted or stored using our products. In general, liability associated with security breaches of a certified electronic payment system belongs to the institution that acquires the financial transaction. In addition, we have not experienced any material security breaches affecting our business. However, if the security of the information in our products is compromised, our reputation and marketplace acceptance of our products will be adversely affected, which would adversely affect our results of operations, and subject us to potential liability. If our security applications are breached and sensitive data is lost or stolen, we could incur significant costs to not only assess and repair any damage to our systems, but also to reimburse customers for losses that occur from the fraudulent use of the data. We may also be subject to fines and penalties from the credit card associations in the event of the loss of confidential card information. Adverse publicity raising concerns about the safety or privacy of electronic transactions, or widely reported breaches of our or another provider’s security, have the potential to undermine consumer confidence in the technology and could have a materially adverse effect on our business.

Our products and services may be vulnerable to security breach.

Credit card issuers have promulgated credit card security guidelines as part of their ongoing efforts to battle identity theft and credit card fraud. We continue to work with credit card issuers to assure that our products and services comply with these rules. There can be no assurances, however, that our products and services are invulnerable to unauthorized access or hacking. When there is unauthorized access to credit card data that results in financial loss, there is the potential that parties could seek damages from us.

If we fail to adhere to the standards of the Visa and MasterCard credit card associations, our registrations with these associations could be terminated and we could be required to stop providing payment processing services for Visa and MasterCard.

A large portion of all of the transactions we process involve Visa or MasterCard. If we fail to comply with the applicable requirements of the Visa and MasterCard credit card associations, Visa or MasterCard could suspend or terminate our registration with them. The termination of our registration with them or any changes in the Visa or MasterCard rules that would impair our registration with them could require us to stop providing payment processing services.

We rely on other card payment processors and service providers; if they fail or no longer agree to provide their services, our merchant relationships could be adversely affected and we could lose business.

We rely on agreements with other large payment processing organizations, primarily Elavon, Inc., to enable us to provide card authorization, data capture, settlement and merchant accounting services and access to various reporting tools for the merchants we serve. Many of these organizations and service providers are our competitors and       are subject to termination by them.

The termination by our service providers of their arrangements with us or their failure to perform their services efficiently and effectively may adversely affect our relationships with the merchants whose accounts we serve and may cause those merchants to terminate their processing agreements with us.

We are subject to laws and regulations that affect the products, services and markets in which we operate. Failure by us to comply with these laws or regulations would have an adverse effect on our business, financial condition, or results of operations.

We are, among other things, subject to banking regulations and credit card association regulations. Failure to comply with these regulations may result in the suspension or revocation of our business, the limitation, suspension or termination of service, and/or the imposition of fines that could have an adverse effect on our financial condition. Additionally, changes to legal rules and regulations, or interpretation or enforcement thereof, could have a negative financial effect on us or our product offerings. The payment processing industry may become subject to regulation as a result of recent data security breaches that have exposed consumer data to potential fraud. To the extent this occurs, we could be subject to additional technical, contractual or other requirements as a condition of our continuing to conduct our payment processing business. These requirements could cause us to incur additional costs, which could be significant, or to lose revenues to the extent we do not comply with these requirements.

RISKS RELATED TO OUR COMMON STOCK

We do not expect to pay cash dividends in the foreseeable future and therefore investors should not anticipate cash dividends on their investment.

The holders of our common stock and series A convertible preferred stock are entitled to receive dividends when, and if, declared by our board of directors. Our board of directors does not intend to pay cash dividends in the foreseeable future, but instead intends to retain any and all earnings to finance the growth of the business. To date, we have not paid any cash dividends on our common stock or our series A convertible preferred stock and there can be no assurance that cash dividends will ever be paid on our common stock.

In addition, our articles of incorporation prohibit the declaration of any dividends on our common stock unless and until all unpaid and accumulated dividends on the series A convertible preferred stock have been declared and paid. Through December 31, 2010, the unpaid and cumulative dividends on the series A convertible preferred stock are $9,935,194. Each share of series A convertible preferred stock is convertible into 1/100th of a share of common stock at the option of the holder. The unpaid and cumulative dividends on the series A convertible preferred stock are convertible into shares of our common stock at the rate of $1,000 per share at the option of the holder. During the years ended June 30, 2010 and 2009 no series A convertible preferred stock or cumulative preferred dividends were converted into shares of common stock. During the six months ended December 31, 2010, a total of 1,500 shares of our series A convertible preferred stock and $33,000 worth of cumulative preferred dividends were converted into 15 and 33 shares of common stock, respectively.

We may issue additional shares of our common stock, which could depress the market price of our common stock and dilute your ownership.

As of December 31, 2010, we had issued and outstanding options to purchase 160,000 shares of our common stock and warrants to purchase 12,304,418 shares of our common stock. None of the shares underlying these options, and 11,205,154 of the shares underlying these warrants have been registered and may be freely sold. Market sales of large amounts of our common stock, or the potential for those sales even if they do not actually occur, may have the effect of depressing the market price of our common stock. In addition, if our future financing needs require us to issue additional shares of common stock or securities convertible into common stock, the supply of common stock available for resale could be increased which could stimulate trading activity and cause the market price of our common stock to drop, even if our business is doing well. Furthermore, the issuance of any additional shares of our common stock, including those pursuant to the exercise of the Warrants by the holders thereof, or securities convertible into our common stock could be substantially dilutive to holders of our common stock if they do not invest in future offerings.

The issuance of our common stock to the holders of the Warrants upon exercise of their Warrants may cause dilution and the sale of such shares of common stock by the Warrant holders could cause the price of our common stock to decline.

Each of the 4,264,000 Warrants is exercisable for one share of our common stock at the exercise price of $2.6058 per share until September 18, 2016. All 4,264,000 shares underlying the Warrants and registered in this offering will be freely tradable. Depending on market liquidity at the time, a sale of shares by the exercising Warrant holders at any given time could cause the trading price of our common stock to decline. The exercise of the Warrants is in the sole discretion of the Warrant holders, and they may ultimately sell all, some or none of the shares to be issued pursuant to any exercise of the Warrants. Therefore, the exercise of the Warrants may result in substantial dilution to the interests of other holders of our common stock. The exercise of a substantial number of Warrants, or anticipation of sales of shares issued pursuant to such exercise, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price at which we might otherwise wish to effect sales.

Our stock price may be volatile.

The trading price of our common stock is expected to be subject to significant fluctuations in response to various factors including, but not limited to, the following:

•	quarterly variations in operating results and achievement of key business metrics;
•	changes in earnings estimates by securities analysts, if any;
•	any differences between reported results and securities analysts’ published or unpublished expectations;
•	announcements of new contracts, service offerings or technological innovations by us or our competitors;
•	market reaction to any acquisitions, joint ventures or strategic investments announced by us or our competitors;
•	demand for our services and products;
•	shares being sold pursuant to Rule 144 or upon exercise of warrants;
•	regulatory matters;
•	concerns about our financial position, operating results, litigation, government regulation, developments or disputes relating to agreements, patents or proprietary rights;
•
potential dilutive effects of future sales of shares of common stock by shareholders and by the Company, including the selling shareholders pursuant to this prospectus, and subsequent sale of common stock by the holders of warrants and options;

•	our ability to obtain working capital financing; and
•	general economic or stock market conditions unrelated to our operating performance.

The securities market in recent years has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations as well as general economic conditions may also materially and adversely affect the market price of our common stock.

The substantial market overhang of our shares will tend to depress the market price of our shares.

The substantial number of our shares currently eligible for sale in the open market will tend to depress the market price of our shares. As of March 17, 2011, these shares consisted of the following:

•	31,224,008 shares of common stock
•	442,968 shares of series A convertible preferred stock
•	10,267 shares issuable upon conversion of the accrued and unpaid dividends on the series A convertible preferred stock
•	15,453,744 shares underlying common stock warrants
•	3,247 shares issuable under our 2008 Stock Incentive Plan

Director and officer liability is limited.

As permitted by Pennsylvania law, our by-laws limit the liability of our directors for monetary damages for breach of a director’s fiduciary duty except for liability in certain instances. As a result of our by-law provisions and Pennsylvania law, shareholders may have limited rights to recover against directors for breach of fiduciary duty. In addition, our by-laws and indemnification agreements entered into by our company with each of the officers and directors provide that we shall indemnify our directors and officers to the fullest extent permitted by law.

Our publicly-filed reports are reviewed by the SEC from time to time and any significant changes required as a result of any such review may result in material liability to us, and have a material adverse impact on the trading price of our common stock.

The reports of publicly-traded companies are subject to review by the SEC from time to time for the purpose of assisting companies in complying with applicable disclosure requirements and to enhance the overall effectiveness of companies’ public filings, and comprehensive reviews of such reports are now required at least every three years under the Sarbanes-Oxley Act of 2002. SEC reviews may be initiated at any time. While we believe that our previously filed SEC reports comply, and we intend that all future reports will comply in all material respects with the published SEC rules and regulations, we could be required to modify or reformulate information contained in prior filings as a result of an SEC review. Any modification or reformulation of information contained in such reports could be significant and result in material liability to us and have a material adverse impact on the trading price of our common stock.

USE OF PROCEEDS

We will not receive any of the proceeds from the sales of our Common Stock by the selling shareholders. The selling shareholders entitled to receive the net proceeds from any sales of our common stock are listed on page 19 of this prospectus. We will, however, receive proceeds from the cash exercise of any Warrants by the selling shareholders.

We would receive $11,111,131 of proceeds from the exercise of the Warrants for 4,264,000 shares at the stated exercise price of $2.6058 per share. As of the date of this prospectus, the exercise price of these Warrants is in the money. The Warrants are not exercisable until September 18, 2011. The foregoing also ignores any limitations on the exercise of the Warrants.

SELECTED FINANCIAL DATA

The following selected financial data for the five years ended June 30, 2010 are derived from the audited consolidated financial statements of USA Technologies, Inc.

	Year ended June 30

	2010	2009	2008	2007	2006
OPERATIONS DATA

Revenues	$15,771,106	$12,020,123	$16,103,546	$9,158,012	$6,414,803

Net loss	$(11,571,495)	$(13,731,818)	$(16,417,893)	$(17,782,458)	$(14,847,076)

Cumulative preferred dividends	(735,139)	(772,997)	(780,588)	(781,451)	(783,289)
Loss applicable to common shares	$(12,306,634)	(14,504,815)	$(17,198,481)	$(18,563,909)	$(15,630,365)

Loss per common share (basic and diluted)	$(0.55)	$(0.95)	$(1.21)	$(2.13)	$(3.15)

Cash dividends per common share	$—	$—	$—	$—	$—

BALANCE SHEET DATA
Total assets	$29,848,424	$25,980,378	$40,055,651	$34,491,497	$23,419,466
Long-term debt	$596,155	$820,059	$967,518	$1,029,745	$7,780,853
Shareholders’ equity	$22,812,172	$19,972,272	$32,576,549	$28,084,206	$11,177,064

QUARTERLY FINANCIAL DATA

Unaudited quarterly results of operations for the years ended June 30, 2010 and 2009, and for the six months ended December 31, 2010 follow and should be read in conjunction with the consolidated financial statements, related notes and other financial information incorporated herein by reference and the Company’s quarterly reports on Form 10-Q for the fiscal years 2011, 2010 and 2009.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
YEAR ENDED JUNE 30, 2010
Revenues	$3,827,636	$3,770,839	$3,693,526	$4,479,105	$15,771,106
Gross profit	$1,030,123	$1,009,396	$1,295,595	$1,524,917	$4,860,031
Net loss	$(2,926,199)	$(4,245,356)	$(2,310,138)	$(2,089,802)	$(11,571,495)
Cumulative preferred dividends	$(382,703)	$-	$(352,436)	$-	$(735,139)
Loss applicable to common shares	$(3,308,902)	$(4,245,356)	$(2,662,574)	$(2,089,802)	$(12,306,634)
Loss per common share (basic and diluted)	$(0.17)	$(0.19)	$(0.12)	$(0.09)	$(0.55)

YEAR ENDED JUNE 30, 2009
Revenues	$3,394,879	$2,670,229	$2,308,932	$3,646,083	$12,020,123
Gross profit	$903,409	$665,129	$591,184	$689,795	$2,849,517
Net loss	$(3,853,895)	$(3,429,033)	$(3,530,553)	$(2,918,337)	$(13,731,818)
Cumulative preferred dividends	$(390,294)	$-	$(382,703)	$-	$(772,997)
Loss applicable to common shares	$(4,244,189)	$(3,429,033)	$(3,913,256)	$(2,918,337)	$(14,504,815)
Loss per common share (basic and diluted)	$(0.28)	$(0.23)	$(0.26)	$(0.19)	$(0.95)

SIX MONTHS ENDED DECEMBER 31, 2010
Revenues	$10,457,183
Gross profit	$3,843,591
Net loss	$(2,019,743)
Cumulative preferred dividends	$(333,351)
Loss applicable to common shares	$(2,353,094)
Loss per common share (basic and diluted)	$(0.09)

PRIVATE PLACEMENT OF COMMON STOCK AND WARRANTS

On March 14, 2011, the Company entered into a Securities Purchase Agreement with certain of the selling shareholders (“Buyers”). Pursuant thereto, the Company sold to the Buyers, severally and not jointly, 5,200,000 shares of the Company’s Common Stock in the aggregate at a price of $2.064 per share for an aggregate purchase price of $10,732,800. The Company also issued Warrants to the Buyers to purchase up to 3,900,000 shares of Common Stock in the aggregate at an exercise price of $2.6058 per share. Pursuant to the Engagement Agreement, the Company paid $751,296 and issued 364,000 Warrants to Chardan Capital Markets, LLC, who acted as placement agent in connection with this offering, and its designees. All of the foregoing Warrants are exercisable at any time after September 18, 2011 and before September 18, 2016.

As of March 23, 2011, all of the 4,264,000 Warrants covered by this registration statement were outstanding. The Warrants are exercisable for an aggregate of 4,264,000 shares of common stock at the exercise price of $2.6058 per share at any time after September 18, 2011 and before September 18, 2016. The exercise price of the Warrants and the number of shares of Common Stock issuable upon exercise of the Warrants are subject to adjustment in the event of a stock split of, stock dividend on, or a subdivision, combination or recapitalization of the common stock. The Warrants do not confer upon the holder any voting or any other rights of a shareholder of USA. The Warrants provide for cashless exercise by the holders thereof. Pursuant to the terms of each of the Warrants, a Buyer may not exercise the Warrants, to the extent such exercise would cause the Buyer, together with its affiliates, to beneficially own in excess of 4.9% of our common stock. For a period of twelve months, each Buyer has been granted the preemptive right to purchase a portion of 50% of the aggregate number of securities offered for sale by the Company, provided that the number of securities which such Buyer shall have the right to subscribe for shall be based on such Buyer’s pro rata portion of the aggregate number of shares of Common Stock purchased by all Buyers pursuant to the Purchase Agreement (“Basic Amount”). Additionally, each Buyer that elects to purchase its Basic Amount may purchase any additional portion of the offered securities attributable to the Basic Amounts of other Buyers as such Buyer shall indicate it will purchase or acquire should the other Buyers subscribe for less than their Basic Amounts. Further, if at any time the Company issues any options, convertible securities or rights to purchase stock, warrants, securities or other property pro rata to the record holders of any class of shares of Common Stock (the “Purchase Rights”), then each Buyer will be entitled to acquire the aggregate Purchase Rights which such Warrant holder could have acquired if the Buyer had held the number of shares of Common Stock acquirable upon complete exercise of such holder’s Warrant (without regard to any limitations on its exercise).

Pursuant to the Registration Rights Agreement between us and each of the Buyers, we agreed to register for resale in this prospectus the 5,200,000 shares purchased by the Buyers and the 3,900,000 shares issuable under the Warrants issued to the Buyers, or an aggregate of 9,100,000 shares. Pursuant to the Engagement Agreement, we have also agreed to register the 364,000 shares underlying the Warrants issued to Chardan Capital Markets, LLC and its designees.

Each of the Buyers is an accredited investor and the offer and sale of the shares and the Warrants issued to Buyers was exempt from registration under Rule 506 promulgated under Section 4(2) of the Act. The offer and sale of these Warrants did not involve any general advertising or solicitation and these Warrants contained appropriate restrictive legends under the Act.

Chardan Capital Markets, LLC and each of its designees is an accredited investor. The offer and sale of the Warrants to each of them was exempt from registration under Section 4(2) of the Act. The offer and sale of these Warrants did not involve any general advertising or solicitation and these Warrants contained appropriate restrictive legends under the Act.

The Company agreed to file a registration statement with the Securities and Exchange Commission (“SEC”) covering the resale of the shares of Common Stock and of the shares underlying the Warrants. In the event that (i) the registration statement is not declared effective within ninety calendar days after March 17, 2011, in the event that the registration statement is not subject to a full review by the SEC, or one-hundred and twenty calendar days after March 17, 2011, in the event that the registration statement is subject to a full review by the SEC, or (ii) the Company fails to maintain the effectiveness of the registration statement, then the Company has agreed to pay to the selling shareholder a cash payment equal to one percent (1%) of the aggregate subscription price for each thirty-day period beyond such date that the registration statement has not been declared or maintained effective. The maximum aggregate amount payable to the selling shareholders in respect of a failure described in clause (i) above in this paragraph is six percent (6%) of the aggregate subscription price. The Company has agreed to keep the registration statement effective at all times until the earlier of (i) the date as of which the selling shareholders may sell all of the securities covered by such registration statement without restriction pursuant to Rule 144 promulgated under the 1933 Act, or (ii) the date on which the selling shareholders shall have sold all of the securities covered by such registration statement.

SELLING SHAREHOLDERS

The shares of common stock being offered by the selling shareholders are those issued to the selling shareholders and those issuable to the selling shareholders upon exercise of the Warrants. For additional information regarding the issuance of the common stock and the Warrants, see “Private Placement of Common Stock and Warrants” above. We are registering the shares of common stock in order to permit the selling shareholders to offer the shares for resale from time to time. Except for the ownership of the common stock and the Warrants issued pursuant to the Securities Purchase Agreement with the Buyers and the Engagement Agreement with Chardan Capital Markets, LLC, the selling shareholders have not had any material relationship with us within the past three years.

The table below lists the selling shareholders and other information regarding the beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder) of the shares of common stock held by each of the selling shareholders. The second column lists the number of shares of common stock beneficially owned by the selling shareholders, based on their respective ownership of shares of common stock and Warrants, as of March 23, 2011, assuming exercise of the Warrants held by each such selling shareholder on that date but taking into account any limitations on exercise set forth therein.

The third column lists the shares of common stock being offered by this prospectus by the selling shareholders and does not take into account any limitations on exercise of the Warrants set forth therein.

In accordance with the terms of a registration rights agreement with the holders of the common stock and the Warrants, this prospectus generally covers the resale of the sum of (i) the shares of common stock issued to the selling shareholders and (ii) the maximum number of shares of common stock issuable upon exercise of the Warrants determined as if the outstanding Warrants were exercised in full (without regard to any limitations on exercise contained therein) as of the trading day immediately preceding the date this registration statement was initially filed with the SEC. The fourth column assumes the sale of all of the shares offered by the selling shareholders pursuant to this prospectus.

Under the terms of the Warrants, a Buyer may not exercise the Warrants to the extent (but only to the extent) such Buyer or any of its affiliates would beneficially own a number of shares of our common stock which would exceed 4.9%. The number of shares in the second column reflects these limitations, if any. The selling shareholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

Name of Selling Shareholder	Number of Shares of Common Stock Owned Prior to Offering	Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus	Number of Shares of Common Stock Owned After Offering
Cranshire Capital, L.P. (1)	1,744,725	2,764,391	165,073

Freestone Advantage Partners, LP (2)	145,348	254,359	0

Iroquois Master Fund Ltd. (3)	1,529,976	1,750,000	0

Kingsbrook Opportunities Master Fund LP (4)	1,290,625	1,290,625	0

Hudson Bay Master Fund Ltd. (5)	1,290,625	1,290,625	0

Cowen Overseas Investment LP (6)	1,529,976	1,575,000	0

Ramius Select Equity Fund LP (7)	175,000	175,000	0

Chardan Capital Markets, LLC (8)	109,200	109,200	0

Jonathan Schechter (9)	79,800	79,800	0

Joseph Reda (10)	125,000	125,000	0

Adam Selkin (11)	50,000	50,000	0
__________________________________
(1)
Downsview Capital, Inc. (“Downsview”) is the general partner of Cranshire Capital, L.P. (“Cranshire”) and consequently has voting control and investment discretion over securities held by Cranshire. Mitchell P. Kopin (“Mr. Kopin”), President of Downsview, has voting control over Downsview. As a result, each of Mr. Kopin, Downsview and Cranshire may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the shares owned by Cranshire which are being registered hereunder. Each of Downsview and Mr. Kopin may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of 1,890,073 shares of common stock, including 165,073 shares of common stock issuable upon exercise of publicly traded warrants held by Cranshire (the “Public Warrants”). (I) The number listed in the second column of the above table for Cranshire and the foregoing excludes 1,184,739 shares of Common Stock issuable upon exercise of a warrant issued to Cranshire (the “Warrant”) because the Warrant is not exercisable until six (6) months and one (1) day following the date of issuance (and the Warrant also contains a blocker provision under which the holder thereof does not have the right to exercise the Warrant to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof or any of its affiliates, of more than 4.9% of the Common Stock), and (II) the foregoing excludes 109,011 shares of common stock issuable upon exercise of a warrant issued to a managed account for Freestone Advantage Partners, LP (the “Managed Account Warrant”) because the Managed Account Warrant is not exercisable until six (6) months and one (1) day following the date of issuance (and the Managed Account Warrant also contains a blocker provision under which the holder thereof does not have the right to exercise the Managed Account Warrant to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof or any of its affiliates, of more than 4.9% of the Common Stock). Without such blocker provisions (and assuming the Warrant and Managed Account Warrant are currently exercisable), each of Downsview and Mr. Kopin may be deemed to have beneficial ownership of 3,183,823 shares of common stock.

(2)
Downsview is the investment manager for a managed account of Freestone Advantage Partners, LP and consequently has voting control and investment discretion over securities held in such account. Mr. Kopin, President of Downsview, has voting control over Downsview. As a result, each of Mr. Kopin and Downsview may be deemed to have beneficial ownership (as determined under Section 13(d) of the Exchange Act, as amended) of the shares held in such account which are being registered hereunder. Each of Downsview and Mr. Kopin may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of 1,890,073 shares of common stock, including 165,073 shares of common stock issuable upon exercise of the Public Warrants. (I) The foregoing excludes 1,184,739 shares of Common Stock issuable upon exercise of the Warrant because the Warrant is not exercisable until six (6) months and one (1) day following the date of issuance (and the Warrant also contains a blocker provision under which the holder thereof does not have the right to exercise the Warrant to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof or any of its affiliates, of more than 4.9% of the Common Stock), and (II) the number listed in the second column of the above table for Freestone and the foregoing excludes 109,011 shares of common stock issuable upon exercise of the Managed Account Warrant because the Managed Account Warrant is not exercisable until six (6) months and one (1) day following the date of issuance (and the Managed Account Warrant also contains a blocker provision under which the holder thereof does not have the right to exercise the Managed Account Warrant to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof or any of its affiliates, of more than 4.9% of the Common Stock). Without such blocker provisions (and assuming the Warrant and Managed Account Warrant are currently exercisable), each of Downsview and Mr. Kopin may be deemed to have beneficial ownership of 3,183,823 shares of common stock.

(3)
Iroquois Capital Management L.L.C. (“Iroquois Capital”) is the investment manager of Iroquois Master Fund Ltd. (“Iroquois Master Fund”) and consequently has voting control and investment discretion over securities held by Iroquois Master Fund. Each of Joshua Silverman and Richard Abbe may be deemed to have voting control and investment discretion over securities held by Iroquois Master Fund. As a result of the foregoing, each of Iroquois Capital, Mr. Silverman and Mr. Abbe may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the securities held by Iroquois Master Fund.

(4)
Kingsbrook Partners LP (“Kingsbrook Partners”) is the investment manager of Kingsbrook Opportunities Master Fund LP (“Kingsbrook Opportunities”) and consequently has voting and investment control and investment discretion over securities held by Kingsbrook Opportunities. Kingsbrook Opportunities GP LLC (“Opportunities GP”) is the general partner of Kingsbrook Opportunities and may be considered the beneficial owner of any securities deemed to be beneficially owned by Kingsbrook Opportunities. KB GP LC (“GP LLC”) is the general partner of Kingsbrook Partners and may be considered the beneficial owner of any securities deemed to be beneficially owned by Kingbsbrook Partners. Ari J. Storch, Adam J. Chill and Scott M. Wallace are the sole managing members of Opportunities GP and GP LLC and have voting and investment power over the securities offered by the selling shareholder. Each of Kingsbrook Partners, Opportunities GP, GP LLC, and Messrs. Storch, Chill and Wallace disclaim beneficial ownership of these securities.

(5)
Hudson Bay Capital Management LP, the investment manager of Hudson Bay Master Fund Ltd., has voting and investment power over these securities. Sander Gerber is the managing member of Hudson Bay Capital GP LLC, which is the general partner of Hudson Bay Capital Management. Sander Gerber disclaims beneficial ownership over these securities.

(6)
Ramius Advisors, LLC (“Ramius Advisors”) is the general partner of Cowen Overseas Investment LP (“COIL”) and consequently has voting control and investment discretion over securities held by COIL. Ramius LLC is the managing member of Ramius Advisors. Cowen Group, Inc. (“Cowen”), which is a publicly traded company, is the managing member of Ramius LLC. Each of Ramius LLC and Cowen disclaims beneficial ownership of these securities.

(7)
Ramius Advisors, LLC (“Ramius Advisors”) is the general partner of Ramius Select Equity Fund LP (“RSEF”) and consequently has voting control and investment discretion over securities held by RSEF. Ramius LLC is the managing member of Ramius Advisors. Cowen Group, Inc. (“Cowen”), which is a publicly traded company, is the managing member of Ramius LLC. Each of Ramius LLC and Cowen disclaims beneficial ownership of these securities.

(8)	Kerry Propper and Steven Urbach have voting and investment control over the shares held by Chardan Capital Markets, LLC. Chardan Capital Markets, LLC is a registered broker-dealer.

(9)	Jonathan Schechter is an affiliate of Chardan Capital Markets, LLC, a registered broker-dealer.

(10)	Joseph Reda is an affiliate of Chardan Capital Markets, LLC, a registered broker-dealer.

(11)	Adam Selkin is an affiliate of Chardan Capital Markets, LLC, a registered broker-dealer.

MARKET FOR COMMON STOCK

Our common stock has traded on the NASDAQ Global Market under the symbol USAT since August 1, 2007. Prior thereto, and since March 17, 2007, our common stock traded on the NASDAQ Capital Market.

The high and low sales prices on the NASDAQ Capital Market and the NASDAQ Global Market for the common stock were as follows:

Year ending June 30, 2011	High	Low
First Quarter (through September 30, 2010)	$1.50	$0.46
Second Quarter (through December 31, 2010)	$1.60	$0.97

Year ended June 30, 2010	High	Low
First Quarter (through September 30, 2009)	$3.01	$1.35
Second Quarter (through December 31, 2009)	$1.82	$1.50
Third Quarter (through March 31, 2010)	$1.77	$1.04
Fourth Quarter (through June 30, 2010)	$1.29	$0.48

Year ended June 30, 2009	High	Low
First Quarter (through September 30, 2008)	$6.00	$2.92
Second Quarter (through December 31, 2008)	$4.20	$0.90
Third Quarter (through March 31, 2009)	$3.54	$1.44
Fourth Quarter (through June 30, 2009)	$3.17	$1.56

Year ended June 30, 2008	High	Low
First Quarter (through September 30, 2007)	$11.30	$7.36
Second Quarter (through December 31, 2007)	8.84	$4.53
Third Quarter (through March 31, 2008)	$5.99	$2.90
Fourth Quarter (through June 30, 2008)	$6.49	$4.30

As of March 4, 2011, there were 629 holders of record of our common stock and 379 holders of record of our series A convertible preferred stock.

DIVIDEND POLICY

The holders of our common stock are entitled to receive such dividends as our board of directors may from time to time declare out of funds legally available for payment of dividends. We have never declared or paid dividends on our common stock. No dividend may be paid on the common stock until all accumulated and unpaid dividends on series A convertible preferred stock have been paid. As of the date of this prospectus, such accumulated unpaid dividends amounted to $10,267,420.

We currently intend to retain future earnings, if any, for use in our business, and, therefore, we do not anticipate declaring or paying any dividends in the foreseeable future. Payments of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion.

PLAN OF DISTRIBUTION

We are registering the shares of common stock issued to the selling shareholders and the shares of common stock issuable upon exercise of the Warrants to permit the resale of these shares of common stock by the selling shareholders thereof from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling shareholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling shareholders may sell all or a portion of the shares of common stock held by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling shareholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions, pursuant to one or more of the following methods:

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing or settlement of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales made after the date the Registration Statement is declared effective by the SEC;

•	broker-dealers may agree with a selling securityholder to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling shareholders may also sell shares of common stock under Rule 144 promulgated under the Securities Act of 1933, as amended, if available, rather than under this prospectus. In addition, the selling shareholders may transfer the shares of common stock by other means not described in this prospectus. If the selling shareholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling shareholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling shareholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling shareholders may pledge or grant a security interest in some or all of the Warrants or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending, if necessary, the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling shareholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

To the extent required by the Securities Act and the rules and regulations thereunder, the selling shareholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed, which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling shareholders and any discounts, commissions or concessions allowed or re-allowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling shareholder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

The selling shareholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling shareholders and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement with the Buyers and the Engagement Agreement with Chardan Capital Markets, LLC, estimated to be $20,192 in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, a selling shareholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling shareholders against liabilities, including some liabilities under the Securities Act in accordance with the registration rights agreements or the selling shareholders will be entitled to contribution. We may be indemnified by the selling shareholders against civil liabilities, including liabilities under the Securities Act that may arise from any written information furnished to us by the selling shareholder specifically for use in this prospectus, in accordance with the related registration rights agreements or we may be entitled to contribution.

Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

DESCRIPTION OF SECURITIES

General

We are authorized to issue up to 640,000,000 shares of common stock, no par value, and 1,800,000 shares of undesignated preferred stock. As of the date hereof, 900,000 preferred shares have been designated as series A convertible preferred stock, no par value. As of March 17, 2011, there were 31,224,008 shares of common stock issued and outstanding, and 442,968 shares of series A convertible preferred stock issued and outstanding, which are convertible into 4,430 shares of common stock. From the inception of the Company through December 31, 2010, a total of 593,258 shares of preferred stock have been converted into 2,202 shares of common stock and $2,472,920 of accrued and unpaid dividends thereon have been converted into 1,252 shares of common stock.

Common Stock

The holder of each share of common stock:

•	is entitled to one vote on all matters submitted to a vote of the shareholders of USA, including the election of directors. There is no cumulative voting for directors;

•	does not have any preemptive rights to subscribe for or purchase shares, obligations, warrants, or other securities of USA; and

•	is entitled to receive such dividends as the board of directors may from time to time declare out of funds legally available for payment of dividends.

No dividend may be paid on the common stock until all accumulated and unpaid dividends on the series A convertible preferred stock have been paid. Upon any liquidation, dissolution or winding up of USA, holders of shares of common stock are entitled to receive pro rata all of the assets of USA available for distribution, subject to the liquidation preference of the series A convertible preferred stock of $10 per share and any unpaid and accumulated dividends on the series A convertible preferred stock.

LIMITATION OF LIABILITY; INDEMNIFICATION

As permitted by the Pennsylvania Business Corporation Law of 1988 (“BCL”), our By-laws provide that Directors will not be personally liable, as such, for monetary damages for any action taken unless the Director has breached or failed to perform the duties of a Director under the BCL and the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness. This limitation of personal liability does not apply to any responsibility or liability pursuant to any criminal statute, or any liability for the payment of taxes pursuant to Federal, State or local law. The By-laws also include provisions for indemnification of our Directors and officers to the fullest extent permitted by the BCL. In addition, the Company has entered into separate indemnification agreements with its Directors and executive officers which require the Company to indemnify each of such executive officers and directors to the fullest extent permitted by the law of the Commonwealth of Pennsylvania against certain liabilities which may arise by reason of their status as directors and officers. The indemnification agreements also provide that the Company must advance all expenses incurred by the indemnified person in connection with any proceeding, provided the indemnified person undertakes to repay the advanced amounts if it is determined ultimately that the indemnified person is not entitled to be indemnified. Insofar as indemnification for liabilities arising under the Act may be permitted to Directors, officers and controlling persons of USA pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

TRANSFER AGENT AND REGISTRAR

The Transfer Agent and Registrar for our stock is American Stock Transfer & Trust Company, 40 Wall Street, New York, New York 10005.

LEGAL MATTERS

The validity of the common stock has been passed upon for us by Lurio & Associates, P.C., Philadelphia, Pennsylvania 19103.

EXPERTS

The consolidated financial statements and schedules of USA Technologies, Inc. at June 30, 2010 and June 30, 2009 and for each of the three years in the period ended June 30, 2010 appearing in the Company’s annual report on Form 10-K for 2010 have been incorporated by reference herein in reliance upon the report of McGladrey & Pullen, LLP, independent registered public accounting firm and upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and other reports, proxy statements and other information with the SEC. Anyone may inspect a copy of the registration statement or any other reports we file, without charge at the public reference facility maintained by the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, DC 20549. Copies of all or any part of the registration statement may be obtained from that facility upon payment of the prescribed fees. The public may obtain information on the operation of the public reference room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the Securities and Exchange Commission.

You can find additional information concerning us on our website http://www.usatech.com. Information contained on, or linked from, our website is not and should not be considered a part of this prospectus.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus. This filing incorporates by reference the following documents, which we have previously filed with the SEC:

•	our Annual Report on Form 10-K for the fiscal year ended June 30, 2010, filed on September 21, 2010;
•	our Quarterly Reports on Form 10-Q for the fiscal quarters ended September 30, 2010 and December 31, 2010, filed on November 10, 2010 and January 20, 2011, respectively;
•
our Current Reports on Form 8-K filed on July 7, 2010, July 16, 2010, July 27, 2010, October 8, 2010, January 12, 2011 February 22, 2011, March 14, 2011, March 17, 2011, and April 15, 2011 (other than information contained in such Current Reports on Form 8-K that is furnished, but not filed); and

•	our Definitive Proxy Statement on Schedule 14A, filed on May 21, 2010.

Any statement contained in a document that is incorporated by reference in this prospectus will be modified or superseded for all purposes to the extent that a statement contained in this prospectus modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits unless such exhibits are specifically incorporated by reference in such documents). Requests for such documents should be made to us at the following address or telephone number:

USA Technologies, Inc.
100 Deerfield Lane, Suite 140
Malvern, PA 19355
(610) 989-0340
Attention: David M. DeMedio, Chief Financial Officer
ddemedio@usatech.com

You may also access these documents through our website at http://www.usatech.com. The information and other content contained on, or linked from, our website are not and should not be considered a part of this prospectus.

PART II INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following is an itemized statement of the estimated amounts of all expenses payable by the Registrant in connection with the registration of the common stock, other than underwriting discounts and commissions.

Securities and Exchange Commission Registration Fee	$2,692.00
Printing and Engraving Expenses	$2,500.00
Accounting Fees and Expenses	$5,000.00
Legal Fees and Expenses	$10,000.00
Total	$20,192.00

ITEM 14. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

Section 1746 of the Pennsylvania Business Corporation Law of 1988, as amended (“BCL”), authorizes a Pennsylvania corporation to indemnify its officers, directors, employees and agents under certain circumstances against expenses and liabilities incurred in legal proceedings involving such persons because of their holding or having held such positions with the corporation and to purchase and maintain insurance of such indemnification. Our By-laws substantively provide that we will indemnify our officers, directors, employees and agents to the fullest extent provided by Section 1746 of the BCL.

Section 1713 of the BCL permits a Pennsylvania corporation, by so providing in its By-laws, to eliminate the personal liability of a director for monetary damages for any action taken unless the director has breached or failed to perform the duties of his office and the breach or failure constitutes self-dealing, willful misconduct or recklessness. In addition, no such limitation of liability is available with respect to the responsibility or liability of a director pursuant to any criminal statute or for the payment of taxes pursuant to Federal, state or local law. Our By-laws eliminate the personal liability of the directors to the fullest extent permitted by Section 1713 of the BCL.

In addition, the Company has entered into separate indemnification agreements with its Directors and officers which require the Company to indemnify each of such officers and directors to the fullest extent permitted by the law of the Commonwealth of Pennsylvania against certain liabilities which may arise by reason of their status as directors and officers. The indemnification agreements also provide that the Company must advance all expenses incurred by the indemnified person in connection with any proceeding, provided the indemnified person undertakes to repay the advanced amounts if it is determined ultimately that the indemnified person is not entitled to be indemnified.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

During the three years immediately preceding the date of the filing of this registration statement, the following securities were issued by USA without registration under the Securities Act of 1933, as amended (“Act”):

On September 3, 2008, the Company issued the following number of shares of common stock to its executive officers under the Long-Term Equity Incentive Program (the “LTIP”) on account of the 2008 fiscal year: George R. Jensen, Jr. – 134,820 shares; Stephen P. Herbert – 40,553 shares; and David M. DeMedio – 16,356 shares. The issuance of the shares of common stock was exempt from registration under Section 4(2) of the Act.

On September 22, 2008, the Company entered into amendments to the employment agreements with Mr. Jensen, Mr. Herbert and Mr. DeMedio. As part of the amendments, Mr. Jensen was granted 110,000 shares of common stock under the 2008 Stock Incentive Plan valued at $4.44 per share which vested or will vest as follows: 36,000 on September 15, 2008; 37,000 on January 15, 2009; and 37,000 on June 30, 2009; Mr. Herbert was also granted 85,000 shares of common stock under the 2008 Stock Incentive Plan valued at $4.44 per share which vested or will vest as follows: 28,000 on September 15, 2008; 28,000 on January 15, 2009; and 29,000 on June 30, 2009; and Mr. DeMedio was granted 25,000 shares of common stock under the 2008 Stock Incentive Plan valued at $4.44 per share which vested or will vest as follows: 8,000 on September 15, 2008; 8,000 on January 15, 2009; and 9,000 on June 30, 2009. The shares were issued by the Company pursuant to the exemption from registration set forth in Section 4(2) of the 1933 Act.

On October 1, 2008, the Company and First Data Merchant Services Corporation, a wholly-owned subsidiary of First Data Corporation (“First Data”), entered into a three year Joint Marketing Agreement. At the time of entering into the Joint Marketing Agreement, the Company issued First Data performance-based warrants to purchase up to 1,500,000 shares of common stock. First Data would have the right to purchase 500,000 of such shares within two years of issuance at $5.25 per share (the “A Warrants”), and 1,000,000 of such shares within three years of issuance at $6.00 per share (the “B Warrants”). The A Warrants are only exercisable by First Data if a minimum of 20,000 e-Ports® are sold to a customer pursuant to the Joint Marketing Agreement prior to the expiration of the A Warrants. The B Warrants are only exercisable by First Data if the A Warrants become exercisable and if a minimum of 15,000 additional e-Ports® are sold to a customer pursuant to the Joint Marketing Agreement following the date on which the A Warrants become exercisable and prior to the expiration of the B Warrants. The warrants were issued by the Company pursuant to the exemption from registration set forth in Section 4(2) of the 1933 Act.

On August 7, 2009, we sold an aggregate of 7,285,792 shares and related warrants to purchase up to 7,285,792 shares pursuant to a subscription rights offering which was registered under the Act. In connection with the registered subscription rights offering, each of William Blair & Company, L.L.C., and Maxim Group, LLC acted as dealer managers. As compensation for their services, each of Blair and Maxim received warrants to purchase up to 145,716 shares (an aggregate of 291,432 shares) at $2.20 per share at any time from August 7, 2009 through August 6, 2012. In connection with the shares underlying the warrants, we granted to the dealer managers standard piggyback registration rights and one demand registration right during the three year period following issuance of the warrants. The offer and sale of the warrants was exempt from registration under Section 4(2) of the Act. The investors are accredited investors. The offer and sale thereof did not involve any general advertising or solicitation and the securities contained appropriate restrictive legends under the Act.

On May 12, 2010, we sold an aggregate of 2,753,454 shares and related warrants to purchase up to 2,753,454 shares pursuant to an offering which was registered under the Act. In connection with the offering, Source Capital Group, Inc. acted as placement agent. As compensation for its services, Source received warrants to purchase up to 165,207 shares at $1.13 per share, exercisable at any time through May 12, 2013. The warrants contain provisions for one demand registration of the sale of the underlying shares of common stock for a period of five years at our expense, and piggyback registration rights for a period of five years at our expense, and one demand registration right at the placement agent’s expense for a period of five years. The offer and sale of the warrants was exempt from registration under Section 4(2) of the Act. The investors are accredited investors. The offer and sale thereof did not involve any general advertising or solicitation and the securities contained appropriate restrictive legends under the Act.

On July 7, 2010, we sold an aggregate of 261,953 shares and related warrants to purchase up to 261,953 shares pursuant to a subscription rights offering which was registered under the Act and concluded on July 6, 2010. In connection with the offering, Source Capital Group, Inc. acted as dealer manager. As compensation for its services, Source received warrants to purchase up to 15,717 shares at $1.13 per share at any time through July 7, 2013. The warrants contain provisions for one demand registration of the sale of the underlying shares of common stock for a period of five years at our expense, and piggyback registration rights for a period of five years at our expense, and one demand registration right at the dealer manager’s expense for a period of five years. The offer and sale of the warrants was exempt from registration under Section 4(2) of the Act. The investors are accredited investors. The offer and sale thereof did not involve any general advertising or solicitation and the securities contained appropriate restrictive legends under the Act.

On July 27, 2010, we executed a purchase agreement and a registration rights agreement with Lincoln Park Capital, LLC (“LPC”). Under the purchase agreement, we have the right to sell to LPC up to 4,851,408 shares of our common stock at our option for an aggregate purchase price of up to $5,000,000. Pursuant to the registration rights agreement, we have registered the common stock that have been issued or may be issued to LPC under the purchase agreement. The registration statement was declared effective on October 21, 2010. Over approximately 25 months, generally we have the right to direct LPC to purchase up to 4,851,408 shares of our common stock in amounts up to 150,000 shares as often as every two business days under certain conditions. The purchase price of the shares will be based on the market prices of our shares immediately prior to the time of sale as computed under the purchase agreement without any fixed discount. We may at any time in our sole discretion terminate the purchase agreement without fee, penalty or cost upon one business day’s notice. We issued 150,000 shares of our common stock to LPC as a commitment fee for entering into the purchase agreement, and we are obligated to issue up to 150,000 shares pro rata as LPC purchases up to $5,000,000 of our common stock as directed by us. The securities offered and sold or to be sold to LPC are exempt from registration as set forth under Rule 506 promulgated under the Act. LPC is an accredited investor, and there was no general solicitation or advertising.

On October 7, 2010, the Company issued the following number of shares of common stock to its executive officers under the LTIP on account of the 2010 fiscal year: George R. Jensen, Jr. – 60,716 shares; Stephen P. Herbert – 18,261 shares; and David M. DeMedio – 7,365 shares. The issuance of the shares of common stock was exempt from registration under Section 4(2) of the Act.

On March 14, 2011, the Company entered into a Securities Purchase Agreement with seven institutional investors (the “Buyers”). Pursuant thereto, the Company sold to the Buyers 5,200,000 shares of the Company’s common stock at a price of $2.064 per share for an aggregate purchase price of $10,732,800.       The Company also issued warrants to the Buyers to purchase up to 3,900,000 shares of common stock at an exercise price of $2.6058 per share.       The warrants are exercisable at any time within five years following the six-month and one day anniversary of the issuance of the warrants.       The Buyers are accredited investors and the offer and sale of the shares and the warrants was exempt from registration under Rule 506 promulgated under Section 4(2) of the Act. The Company has agreed to register the shares and the shares underlying the warrants for resale under the Act until the earlier of (i) the date as of which the Buyers may sell all of the securities covered by such registration statement without restriction pursuant to Rule 144 promulgated under the Act, or (ii) the date on which the Buyers shall have sold all of the securities covered by such registration statement.

In connection with the above private placement offering, Chardan Capital Markets, LLC, acted as exclusive placement agent. As compensation for its services, Chardan received cash compensation of $751,296 and Chardan and its designees received warrants to purchase up to 364,000 shares at $2.6058 per share at any time within five years following the six-month and one day anniversary of the issuance of the warrants. We have agreed to register the shares underlying the warrants for resale under the Act on the same terms afforded to the Buyers. The offer and sale of the warrants was exempt from registration under Section 4(2) of the Act. The investor is an accredited investor. The offer and sale thereof did not involve any general advertising or solicitation and the securities contained appropriate restrictive legends under the Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

EXHIBITS

Exhibit Number	Description
3.1	Amended and Restated Articles of Incorporation of USA filed January 26, 2004 (Incorporated by reference to Exhibit 3.1.19 to Form 10-QSB filed on February 12, 2004).
3.1.1	First Amendment to Amended and Restated Articles of Incorporation of USA filed on March 17, 2005 (Incorporated by reference to Exhibit 3.1.1 to Form S-1 Registration Statement No. 333-124078).
3.1.2	Second Amendment to Amended and Restated Articles of Incorporation of USA filed on December 13, 2005 (Incorporated by reference to Exhibit 3.1.2 to Form S-1 Registration Statement No. 333-130992).
3.1.3	Third Amendment to Amended and Restated Articles of Incorporation of USA filed on July 25, 2007 (Incorporated by reference to Exhibit 3.1.3 to Form 10-K filed on September 23, 2008).
3.1.4	Fourth Amendment to Amended and Restated Articles of Incorporation of USA filed on March 6, 2008 (Incorporated by reference to Exhibit 3.1.4 to Form 10-K filed on September 23, 2008).
3.2	Amended and Restated By-Laws of USA (Incorporated by reference to Exhibit 3(ii) to Form10-Q/A filed on February 22, 2010).
4.1	Warrant No.CR-001 dated March 16, 2011 in favor of Cranshire Capital, L.P.
4.2	Warrant No.CR-002 dated March 16, 2011 in favor of Freestone Advantage Partners, LP
4.3	Warrant No.CR-003 dated March 16, 2011 in favor of Iroquois Master Fund Ltd.
4.4	Warrant No.CR-004 dated March 16, 2011 in favor of Kingsbrook Opportunities Master Fund LP
4.5	Warrant No.CR-005 dated March 16, 2011 in favor of Hudson Bay Master Fund Ltd.
4.6	Warrant No.CR-006 dated March 16, 2011 in favor of Cowen Overseas Investment LP
4.7	Warrant No.CR-007 dated March 16, 2011 in favor of Ramius Select Equity Fund LP
4.8	Warrant No.CRA-001 dated March 17, 2011 in favor of Chardan Capital Markets, LLC
4.9	Warrant No.CRA-002 dated March 17, 2011 in favor of Jonathan Schechter
4.10	Warrant No.CRA-003 dated March 17, 2011 in favor of Joseph Reda
4.11	Warrant No.CRA-004 dated March 17, 2011 in favor of Adam Selkin
5.1*	Legal opinion of Lurio & Associates, P.C.
10.1
Amended And Restated Employment and Non-competition Agreement between USA and George R. Jensen, Jr. dated September 24, 2009 (Incorporated by reference to Exhibit 10.30 to Form 10-K filed on September 25, 2009).

10.2
Amended And Restated Employment and Non-Competition Agreement between USA and Stephen P. Herbert dated September 24, 2009 (Incorporated by reference to Exhibit 10.31 to Form 10-K filed on September 25, 2009).

10.3
Agreement of Lease between Pennswood Spring Mill Associates, as landlord, and the Company, as tenant, dated September 2002, and the Rider thereto (Incorporated by reference to Exhibit 10.21 to Form 10-KSB filed on September 28, 2004).

10.4
Amendment to Agreement of Lease between BMR-Spring Mill Drive, L.P., as landlord, and the Company, as tenant, dated January 15, 2007 (Incorporated by reference to Exhibit 10.1 to Form 10-Q filed on February 13, 2007).

10.5
Second Amendment to Agreement of Lease between BMR-Spring Mill Drive, L.P., as landlord, and the Company, as tenant, dated December 28, 2010. (Incorporated by reference to Exhibit 10.1 to Form 10-Q filed on January 20, 2011).

10.6
Agreement of Lease between Deerfield Corporate Center 1 Associates LP, as landlord, and the Company, as tenant, dated March 2003 (Incorporated by reference to Exhibit 10.22 to Form 10-KSB filed on September 28, 2004).

10.7
Amendment to Office Space Lease dated as of April 1, 2005 by and between the Company and Deerfield Corporate Center Associates, LP. (Incorporated by reference to Exhibit 10.19.1 to Form S-1 Registration Statement No. 333-124078)

10.8
Second Amendment to Office Space Lease dated as of November 17, 2010 by and between the Company and Liberty Malvern, LP. (Incorporated by reference to Exhibit 10.2 to Form 10-Q filed on January 20, 2011).

10.9	Employment and Non-Competition Agreement between USA and David M. DeMedio dated April 12, 2005 (Incorporated by reference to Exhibit 10.22 to Form S-1 Registration Statement No. 333-124078).
10.10	First Amendment to Employment and Non-Competition Agreement between USA and David M. DeMedio dated May 11, 2006 (Incorporated by reference to Exhibit 10.3 to Form 10-Q filed on May 15, 2006).
10.21
Second Amendment to Employment and Non-Competition Agreement dated March 13, 2007, between the Company and David M. DeMedio (Incorporated by reference to Exhibit 10.34 to Form S-1 filed April 12, 2007).

10.22	Form of Indemnification Agreement between the Company and each of its officers and Directors (Incorporated by reference to Exhibit 10.1 to Form 10-Q filed May 14, 2007).
10.23
Third Amendment to Employment and Non-Competition Agreement between the Company and David M. DeMedio dated September 22, 2008 (Incorporated by reference to Exhibit 10.29 to Form 10-K filed on September 23, 2008).

10.24	Letter from the Company to David M. DeMedio dated September 24, 2009 (Incorporated by reference to Exhibit 10.32 to Form 10-K filed on September 25, 2009).
10.25
Settlement Agreement dated February 4, 2010 by and among USA Technologies, Inc., Shareholder Advocates For Value Enhancement, Bradley M. Tirpak, Craig W. Thomas, and certain other parties (Incorporated by reference to Exhibit 10.1 to Form 8-K filed on February 5, 2010).

10.26	Securities Purchase Agreement dated March 14, 2011 between the Company and each of the Buyers (Incorporated by reference to Exhibit 10.1 of Form 8-K filed on March 14, 2011)
10.27	Form of Warrant (Incorporated by reference to Exhibit 10.2 of Form 8-K filed on March 14, 2011) move
10.28	Form of Registration Rights Agreement (Incorporated by reference to Exhibit 10.3 of Form 8-K filed on March 14, 2011)
10.29	Engagement Agreement between the Company and Chardan Capital Markets LLC dated March 14, 2011 (Incorporated by reference to Exhibit 10.4 of Form 8-K filed on March 14, 2011)
21	List of significant subsidiaries of the Company (Incorporated by reference to Exhibit 21 to Form S-1 filed on March 16, 2010).
23.1*	Consent of McGladrey & Pullen, LLP, Independent Registered Public Accounting Firm.

_____________________________________________________________________________________________________________________________
*	Filed herewith

ITEM 17. UNDERTAKINGS.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for purposes of determining liability of the undersigned registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No.1 Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Malvern, Pennsylvania, on April 26, 2011.

USA TECHNOLOGIES, INC.

By:	/s/ George R. Jensen, Jr.
George R. Jensen, Jr., Chairman
and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-1 has been duly signed below by the following persons in the capacities and dates indicated.

SIGNATURES	TITLE	DATE

/s/ George R. Jensen, Jr	Chairman of the Board of Directors and
George R. Jensen, Jr	Chief Executive Officer (Principal	April 26, 2011
Executive Officer)

/s/ David M. DeMedio	Chief Financial Officer (Principal
David M. DeMedio	Financial and Principal Accounting	April 26, 2011
Officer)

/s/ Stephen P. Herbert	Chief Operating Officer, President
Stephen P. Herbert	and Director	April 26, 2011

/s/ Douglas M. Lurio	Director
Douglas M. Lurio		April 26, 2011

/s/ Joel Brooks	Director
Joel Brooks		April 26, 2011

/s/ Steven D. Barnhart	Director
Steven D. Barnhart		April 26, 2011

/s/ Jack E. Price	Director
Jack E. Price		April 27, 2011

/s/ Bradley M. Tirpak	Director
Bradley M. Tirpak		April 26, 2011

/s/ Peter A. Michel	Director
Peter A. Michel		April 26, 2011

EXHIBIT INDEX

Exhibit Number	Description

5.1	Legal opinion of Lurio & Associates, P.C.
23.1	Consent of McGladrey & Pullen, LLP